333 South Wabash Avenue, Chicago, Illinois, 60604

June 24, 2011

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-6010

Attn:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	CNA Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
File No. 001-05823

VIA EDGAR FILING

Dear Mr. Rosenberg:

We acknowledge receipt of the letter of comment dated June 10, 2011 from the Commission (the “Comment Letter”) with regard to the above-referenced filing.

Our response to the Comment Letter is set forth below. For your convenience, the staff's comment has been repeated herein and is followed by our response. CNA Financial Corporation and its subsidiaries are referred to as “the Company,” “CNA,” “we,” “our” and “us.”

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note G. Legal Proceedings and Contingent Liabilities, page 106

1.
Regarding the Insurance Brokerage Anti-trust litigation, it is not clear how “not readily determinable” in your disclosure “The extent of losses beyond any amounts that may be accrued are not readily determinable at this time,” meets the disclosure required by ASC 450-20-50-4. Please provide us proposed disclosure to be included in future periodic reports that complies with ASC 450-20-50-4. If it is the case that an estimate cannot be made, please tell us your process at each reporting date to make this determination, and the facts and circumstances that currently prevent you from making an estimate.

Securities and Exchange Commission
June 24, 2011

CNA Response
At each periodic reporting date the Company updates its assessment of exposure on all outstanding legal contingencies based on the facts and information known as of that date. Based on that assessment, the Company considers the guidance in ASC 450-20-50-4 to determine whether any change in recorded liability or disclosure is required.

Regarding the Insurance Brokerage Anti-trust litigation, as noted in our historical disclosures, the Company strongly believes it has meritorious defenses. Notwithstanding that view, the Company established a $5 million liability a number of years ago anticipating that a modest payment would ultimately be required to resolve this matter.

As noted in our updated disclosure of this matter on page 35 of our Form 10-Q for the quarter ended March 31, 2011, we have entered into a memorandum of settlement with the plaintiffs to settle this matter for an amount lower than the recorded reserve. While the settlement is currently still subject to court approval, we do not believe the Company has any material ongoing exposure related to this matter. We will include a statement to that effect in our second quarter disclosure.

The Company will continue to consider the guidance in ASC 450-20-50-4 with respect to future disclosures related to legal contingencies.

* * * * * * *

As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please call the undersigned at (312) 822-1222 or fax at (312) 822-2004.

Very truly yours,

/s/ D. Craig Mense
D. Craig Mense
Executive Vice President and
Chief Financial Officer

Cc:	Chrstine Allen, Division of Corporation Finance Staff Accountant
Donald Abbott, Division of Corporation Finance Senior Staff Accountant